Exhibit 99.1

Edison Mission Energy
Homer City—Funds Flow from Operations
Twelve Months Ended March 31, 2004
(In Millions) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Co.	Homer City Property Holdings	Edison Mission Holdings Co.	Reclassification Adjustments (Note 1)	Edison Mission Holdings Co.	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting Basis)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$490	$0	$0	$0	$0	$0	$0	$490	$0	$490
Income (loss) from price risk management	21	—	—	—	—	—	—	21	—	21

Total operating revenues	511	—	—	—	—	—	—	511	—	511

Project Operating Expenses
Fuel	189	—	—	—	—	—	—	189	—	189
Plant operations	94	—	—	—	—	—	—	94	101	195
Depreciation and amortization	63	—	—	—	0	—	—	63	(47)	16
Administrative and general	4	0	—	—	—	—	(4)	0	—	0

Total operating expenses	350	0	—	—	0	—	(4)	346	54	400

Project Revenues less Operating Expenses	161	(0)	—	—	(0)	—	4	165	(54)	111

Project Other Income (Expense)
Interest and other income	1	—	0	(0)	0	—	0	1	—	1
Intercompany interest income (expense)	(40)	40	—	—	—	—	—	0	—	0
Interest expense	(114)	—	—	—	—	—	—	(114)	113	(1)

Total other income (expense)	(153)	40	0	(0)	0	—	0	(113)	113	0

Income (Loss) before Income Taxes and Cumulative Effect	8	40	0	(0)	0	—	4	52	59	111
Income taxes	7	16	—	(0)	0	(0)	2	25	27	52

Income (Loss) before Cumulative Effect	1	24	0	(0)	0	0	2	27	32	59

Cumulative effect of change in accounting, net of tax	—	—	—	—	—	—	(1)	(1)	—	(1)

Net Income (Loss)	$1	$24	$0	$(0)	$0	$0	$1	$26	$32	$58

Funds Flow from Operations
Income (loss) before Income Taxes and Cumulative Effect	$8	$40	$0	$(0)	$0	$0	$4	$52	$59	$111
Add (deduct):
Depreciation and amortization	63	—	—	—	0	—	—	63	(47)	16

Funds Flow from Operations	$71	$40	$0	$(0)	$0	$0	$4	$115	$12	$127

Note 1	Includes: (a) reclassification adjustment related to presentation of operations expenses with no impact on income before taxes, (b) push down of parent G&A for SEC reporting, (c) reclassification of cumulative effect of change in accounting for purposes of Funds Flow from Operations.
Note 2	Consolidation adjustment required to report the Homer City leases as operating leases by Edison Mission Energy and subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.